EXHIBIT 77H - CHANGE IN CONTROL OF REGISTRANT


For RiverSource U.S. Government Mortgage Fund:

During the six-month period ended Nov. 30, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and RiverSource Investments, LLC and RiverSource Life Insurance Company, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.